Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

December 14, 2020

Re:	Virtuix Holdings Inc.
Amended Offering Statement on Form 1-A
Filed December 10, 2020
File No. 024-11309

Dear Mr. Spirgel:

On behalf of Virtuix Holdings Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Wednesday, December 16, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Jan Goetgeluk
Jan Goetgeluk
Chief Executive Officer
Virtuix Holdings Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP